

April 25, 2016

<u>Via E-mail</u>
Mr. Andrew Kahn, Esq.
Associate West Coast Counsel
IATSE
10045 Riverside Dr.
Toluca Lake CA 91602

>   **Re: Live Nation Entertainment, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 21, 2016 by IATSE and Mr. Neil Gluckman**
>   **File No. 001-32601**

Dear Mr. Kahn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Live Nation Should Not Maintain a Poison Pill…, page 1</u>

1.   Please provide support for the assertions that:

- the vast majority of public companies do not have pills
- the majority of S&P 500 companies had pills at one point but most have abandoned them
- the majority of shareholder resolutions against pills in recent years have received majority support

<u>Severance Pay for Quitting Over Ego or Personal Issues, page 3</u>

2.   We note the statement that the rank-and-file employees of Live Nation would not consider asking for severance payments such as those described. Please provide support for this assertion.

3.   We note the statement that "These agreements send the wrong message to the Live Nation workforce." Please characterize this statement as your belief.

<u>Information on Participants, page 4</u>

4.   Please revise the next-to-last sentence in the first paragraph of this section to address the say-on-pay proposal.

<u>Form of Proxy</u>

5.   Please clarify that the boxes represent votes "for all," "against all" and "against all except," or advise as to the meaning of these votes. Please also clarify that this proposal relates to the company nominees.

6.   Please revise your proxy statement to specifically direct security holders to the company's proxy statement for information regarding the company nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions